BioHarvest Sciences to Report First Quarter 2026 Financial Results on May 14, 2026

Vancouver, British Columbia and Rehovot, Israel –  April 30, 2026 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”), (NASDAQ: BHST) (FSE: 8MV0), a company pioneering its proprietary Botanical Synthesis™ platform, today announced that it will report its first quarter 2026 financial results before the market opening on Thursday, May 14, 2026. The Company will also host a conference call and webcast at 8:00 a.m. U.S. Eastern Time to discuss the results and provide an update on business operations.

First Quarter 2026 Earnings Call Information

Date:Thursday, May 14, 2026

Time:8:00 a.m. Eastern Time

Webcast:https://events.q4inc.com/attendee/387184352

The earnings call webcast will be broadcast live, and attendees are encouraged to register via the webcast link at least 10 minutes prior to the call to ensure timely participation.

A recording of the webcast will be available for replay on the Company’s website within the Investor Relations/Events & Presentations section.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management’s current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHST does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures. Forward-looking statements include those set forth in the Risk Factors section of the Company’s Securities and Exchange Commission (SEC)’s filings which can be found within the Investor Relations section on the Company’s website, or on the SEC’s website at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com